

August 23, 2013

Via E-mail
Mr. Mark A. Pompa
Chief Financial Officer
EMCOR Group, Inc.
301 Merritt Seven
Norwalk, CT 06851

> **Re: EMCOR Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2013**
> **Filed July 25, 2013**
> **File No. 1-8267**

Dear Mr. Pompa:

We have reviewed your response letter dated July 31, 2013 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business – Backlog, page 5

1.   We note your response to comment two from our letter dated July 2, 2013 and appreciate the additional information you have provided and intend to provide. Due to your inability to provide a roll-forward of backlog, please confirm that to the extent there are material changes in your backlog that result from factors other than contracts awarded and revenue recognized, you will address such material changes in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Discussion and Analysis of Results of Operations, page 19

2.   We note your responses to comments four and five from our letter dated July 2, 2013. We remind you that the discussion and quantification of material events and/or line items, necessary to understand a material change, may be required whether or not they are unusual or infrequent. Refer to Instruction 4 to Item 303(A) of Regulation S-K, as well as Topic 501.04 of the Codification of Financial Reporting Policies.

Application of Critical Accounting Policies, page 30

Insurance Liabilities, page 31

3.   We note your response to prior comment eight from our letter dated July 2, 2013. We also note you identified insurance liabilities as a critical accounting estimate; therefore, it continues to appear to us that you should revise future filings to disclose the impact of this critical estimate on your financial statements by disclosing the amounts expensed.

Income Taxes, page 31

4.   We note your response to prior comment nine from our letter dated July 2, 2013; however, it appears to us that an enhanced discussion of the material assumptions and estimates related to your deferred tax asset is appropriate given the level of judgment involved. In order to provide greater insight into your assessment that the realization of your deferred tax asset is more likely than not, please revise future filings to disclose the amount of taxable income you will be required to generate to fully realize your deferred tax asset.

Consolidated Financial Statements, page 34

Note 12. Income Taxes, page 51

5.   We note your response to prior comment 13 from our letter dated July 2, 2013. However, we continue to believe that disclosing the amount of undistributed foreign earnings for which you have not recorded deferred tax liabilities, as well as the amount of cash held in foreign jurisdictions and the potential ramifications of moving that cash to the U.S. will provide greater clarity into evaluating your liquidity.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

6.   We note your response to comment seven and appreciate the additional information you have provided regarding contract losses. In order for investors to better assess contract losses, please revise future filings to also disclose: the total contract value; the percentage complete; and the range of reasonably possible additional losses.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief